UNIONBANC INVESTMENT SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a registered investment advisor under the Investment Advisors Act of 1940. The Company is a limited liability company that is a wholly-owned subsidiary of MUFG Union Bank, N.A. (the "Parent"), a wholly-owned subsidiary of MUFG Americas Holdings Corporation (the "Holding Company"). MUFG Americas Holdings Corporation is owned by MUFG Bank, Ltd. and Mitsubishi UFJ Financial Group, Inc. MUFG Bank, Ltd. is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc.

The Company provides services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting of dedicated investment specialists. The Company clears transactions on a fully disclosed basis through its clearing agent and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. Significant estimates made by management in the preparation of the Company's financial statements include, but are not limited to, estimating the fair value of financial instruments (see Note 5).

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. There are no cash equivalents or restricted cash recorded as of December 31, 2020.

Receivable from clearing organization – net Receivables from clearing organization include receivables for unsettled regular-way trades. Payables to clearing organization include amounts payable for unsettled regular-way trades.

Financial Instruments — Financial instruments are recorded on a trade-date basis. Gains and losses are determined on a first in–first out basis. Interest associated with financial instruments owned, at fair value, is accrued as interest income and interest receivable in other assets on the Statement of Operations and Statement of Financial Condition, respectively. Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, *Fair Value Measurements* (See Note 5), and unrealized and realized gains and losses are included in principal transaction revenue, net.

Deposits with Clearing Organization — Cash held on deposit with clearing organization is included in this balance.

Due to Parent — **Net** — Primarily consists of management fees payable to the Parent, salary expense, and income taxes receivable.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. In accordance with ASC 740, *Income Taxes,* a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized.

Revenues from Contracts with Customers – This includes advisory fees, commissions, and bank deposit fees. The Company recognizes revenue from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's contracts with customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment. Certain revenues are variable, however recognition of these variable revenues does not involve significant estimates.

Commissions — Commissions include money market funds/mutual fund 12b-1 fees of $4.4 million, annuity sales of $16.7 million, and other brokerage commissions of $8.0 million. The Company earns revenues for distribution and related support services performed related to mutual funds, fixed and variable annuities and insurance products. Depending on the product sold, The Company may receive an upfront fee for our services, a trailing commission, or some combination thereof. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Annuity sales and brokerage commissions received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and are recognized at the time of sale, or when the performance obligation is satisfied.

Trailing commissions on annuities, 12b-1 fees and other brokerage trading are generally based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. These fees are variable due their dependence on the underlying asset value at future

points in time as well as the length of time the investor remains in the fund. Both of these are highly susceptible to factors outside the Company's influence, therefore the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Advisory Fees —The Company provides investment advisory services to its clients. Advisory fees are generally based on related asset levels under management of a customer's account. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Bank Deposit Sweep Fees — Bank deposit sweep fees represent fees earned on available cash balances in client accounts that were swept into Federal Deposit Insurance Corporation ("FDIC") insured cash accounts at an affiliated bank, for which the Company earns a percentage on the outstanding client balances. The amounts received are variable in nature and fluctuate based on client cash balances in the program, as well as the level of short-term interest rates relative to interest paid to clients on outstanding balances.

Management Fees – Management fees are paid to the Parent under the terms of a master service agreement for the use of certain shared resources such as administrative, legal, and human resource services and are based on a fixed fee.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses. The ASU requires entities to measure a financial asset (or group of financial assets) recorded at amortized cost basis at the net amount expected to be collected, such as trade receivables. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. Effective January 1, 2020, the Company adopted this guidance. The changes from this ASU do not have a material impact on the Company's financials and related disclosures.

Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies disclosure requirements on fair value measurements to improve their effectiveness. The guidance permits entities to consider materiality when evaluating fair value measurement disclosures and, among other modifications, requires certain new disclosures related to Level 3 fair value measurements. The Company adopted the ASU on January 1, 2020. The changes from this ASU do not have an impact on the Company's financials and related disclosures.

4. RECEIVABLE/PAYABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATION

Amounts receivable/payable from brokers, dealers, and clearing organization as of December 31, 2020 consist of the following:

	Receivable	Payable	Receivable from Clearing Org Net
Unsettled Trades	$ 9,117,589	$ (8,597,788)	$ 519,801

5. FAIR VALUE MEASUREMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Valuation Methodologies — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between willing market participants at the measurement date. The Company has an established and documented process for determining fair value for financial assets and liabilities that are measured at fair value on either a recurring or a nonrecurring basis. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon quoted market prices for instruments with similar characteristics, dealer quotes, or pricing models. Valuation adjustments may be made to ensure the financial instruments are recorded at fair value.

Fair Value Hierarchy — In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three-level hierarchy as defined by US GAAP. This hierarchy is based on the quality, observability, and reliability of the information used to determine fair value.

Level 1 — Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they do not entail a significant degree of judgment.

Level 2 — Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Valuations are based on at least one significant unobservable input that is supported by little or no market activity and is significant to the fair value measurement. Values are determined using pricing models and discounted cash flow models that include management judgment and estimation, which may be significant.

In assigning the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are measured at fair value. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements on a Recurring Basis — The following table presents financial assets measured at fair value on a recurring basis at December 31, 2020, by caption on the statement of financial condition and by valuation hierarchy level:

	Level 1	Level 2	Level 3	Fair Value
Financial instruments owned:				
U.S. Government sponsored agency securities	$ -	$ 114,998,899	$ -	$ 114,998,899
State and municipal obligations	-	3,495,329	-	3,495,329
Total financial instruments	-	118,494,228	-	118,494,228
Total assets	$ -	$ 118,494,228	$ -	$ 118,494,228

Financial Instruments Not Measured at Fair Value — Certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified as either Level 1 or Level 2 within the fair value hierarchy. Level 1 includes cash and cash equivalents and deposits with clearing organization. Level 2 includes receivable from clearing organization- net, and fees and commissions receivable.

The leveling excludes all non-financial assets and liabilities such as furniture, equipment, software, and leasehold improvements which are included under other assets in the Statement of Financial Condition. In addition, tax assets, tax liabilities, and certain estimated accruals and provisions are included in Due from Parent, net in the Statement of Financial Condition.

6. **RELATED-PARTY TRANSACTIONS**

At December 31, 2020, the Company had cash of $706,454 deposited in non-interest-bearing checking accounts at the Parent.

The Company has a revolving line of credit to borrow up to $450 million with the Parent, which permits borrowing on an unsecured basis by the Company. The line of credit will automatically renew on the maturity date of March 1, 2021 for an additional one-year period, unless at least ten days prior to the new maturity date, the Parent provides written notice to the Company of its intent not to renew this line of credit. Interest accrues monthly based on the LIBOR rate plus the applicable margin. At December 31, 2020, the Company had $0 of accrued interest payable recorded in Due from Parent — net.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services paid by the Parent, which includes all employee and occupancy and certain equipment expenses related to the operation of the Company. Such expenses for the year ended December 31, 2020 were $44,795,250 for employee salaries and benefits, $4,037,251 for occupancy and equipment, $722,200 for

regulatory fees, and $3,391,556 for all other expenses. Other expenses include communications, professional services and travel and conferences expenses.

In addition, management fees are paid to the Parent for the use of certain shared resources such as administrative, legal, and human resource services. In consideration for the services provided, the Company pays the Parent fixed fees under a master service agreement. For the year ended December 31, 2020, total intercompany management fees paid to the Parent were $18,602,000.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on a cash balance formula, with annual pay credits based on a participant's eligible pay multiplied by a percentage determined by age and years of service, with annual interest credits based on 30-year Treasury bond yields. Employees become eligible for this plan after one year of service and become vested upon completing three years of service. The plan costs are allocated to the Company by the Parent, based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The employer matching contribution is 100% on the first 3% of eligible compensation an employee contributes and 50% on the next 2% of eligible compensation.

Eligible employees of the Company are awarded restricted stock unit grants included in the Salaries, incentives and employee benefits in the Statement of Operations, under the MUAH Stock Bonus Plan ("MUAH Plan"). Under the MUAH Plan, employees are granted restricted stock units settled in American Depositary Receipt ("ADRs") representing shares of common stock of the Company's ultimate parent company, MUFG. The MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market. These awards generally vest pro-rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. The Company's total fair value of RSUs that vested during the year ended December 31, 2020 was $762,190. The Company recognizes compensation expense on restricted stock unit grants ratably over the vesting period for non-retirement eligible employees based on the grant-date fair value of MUFG ADRs. The Company's total compensation expense for RSUs during the year ended December 31, 2020 was $1,823,304.

The Parent provides certain healthcare benefits for retired employees who reached age 50 by December 31, 2014, subject to a service requirement, and life insurance benefits for employees who retired prior to January 1, 2001. Total pension, 401(k) plan, and postretirement benefits expenses were $487,146 for the year ended December 31, 2020. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

7. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances. At December 31, 2020, the Company had net capital of $124,761,647, which was $124,511,647 in excess of the required $250,000.

8. RISK

As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of and for the year ended December 31, 2020, there were no customers in default.

The Company is engaged in various trading and brokerage activities; counterparties primarily include broker-dealers, banks, municipalities, corporations, individuals, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NFS Clearing Agreement — The Company participates in a clearing agreement with NFS. Under the terms of the NFS agreement, NFS acts as a clearing agent and carries the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are held in custody with NFS. The Company, as introducing broker, pays a fee to NFS for the trade-clearing function performed on its behalf. In addition, the Company is responsible for the collection of the margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold; and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company posted a standby letter of credit in favor of NFS in the amount of $50,000 through September 22, 2020, issued by the Parent. The NFS agreement was amended as the standby letter of credit is no longer required and expired on September 22, 2020.

Portfolio Connection — Portfolio connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information from NFS. There were no outstanding items as of and for the year-ended December 31, 2020.

Litigation – The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

Pandemic – The COVID-19 Pandemic has significantly increased economic uncertainty and reduced economic activity. During the year-ended December 31, 2020 the Company was able to continue its business and operate remotely. The Company will continue to assess the impact of the COVID-19 pandemic on its business on an ongoing basis.

9. INCOME TAXES

The components of the Company's expense (benefit) for income taxes for the year ended December 31, 2020 consist of the following:

	Current	Deferred	Total
Income tax expense			
Federal	$(1,717,228)	$ (62,096)	$(1,779,324)
State	(572,438)	(50,353)	(622,791)
Total income tax expense	$(2,289,666)	$(112,449)	$(2,402,115)

The Company's expense (benefit) for income taxes for the year ended December 31, 2020, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 21%, due primarily to state taxes.

Federal income tax rate	21%
State income taxes, net of federal benefit	6%
Other permanent or discrete items	1%
Prior year true-ups	2%
Total effective tax rate	30%

In addition, pursuant to the Company's tax-sharing agreement with the Holding Company (see Note 2), the Company had a current receivable from the Parent of $895,768 and deferred tax assets of $1,250,124 at December 31, 2020.

The Company is subject to U.S. federal income tax as well as various state income taxes. With limited exception, the Company is not open to examination for periods before 2017 by U.S. federal taxing authorities and 2015 by state taxing authorities. The Company files a combined California income tax return with MUAH which is open to examination for the tax periods 2010 through 2015 in respect to refund claims filed for those periods. There were no uncertain tax positions as of December 31, 2020 and there is no expected change in the next 12 months.

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2020 through the date on which the financial statements are available to be issued and there is nothing to disclose.

* * * * * *

UNIONBANC INVESTMENT SERVICES, LLC   Schedule G

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2020

Total member's equity from statement of financial condition	$	131,736,845
Deduct ownership equity not allowable for Net Capital		113,475
Adjusted member's equity from statement of financial condition		131,623,370
NONALLOWABLE ASSETS		
Cash held with Parent		706,454
Fees and commissions receivable		2,740,833
Deferred tax asset		1,250,124
Due to Parent - Gross		1,142,507
Other		886,949
Total		6,726,867
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		124,896,503
HAIRCUTS ON SECURITIES		134,856
NET CAPITAL		124,761,647
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)		250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	124,511,647

There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2020 Form X-17A-5, Part IIA FOCUS report filed on January 26, 2021.

UNIONBANC INVESTMENT SERVICES, LLC

Schedule H

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. All other business activities are limited effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company is not required to prepare the reserve requirements for brokers or dealers.

UNIONBANC INVESTMENT SERVICES, LLC

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2020**

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. All other business activities are limited to effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company is not required to prepare the reserve requirements for brokers or dealers.